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TEMPUR-PEDIC INTERNATIONAL INC.

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November 16, 2012

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur-Pedic International Inc.

Form 10-K for the year ended December 31, 2011

Form 10-Q for the quarter ended September 30, 2012

Definitive Proxy Statement on Schedule 14A

File No. 1-31922

Dear Mr. Decker:

Set forth below are the responses of Tempur-Pedic International Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated November 6, 2012, with respect to the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by the Company. To ease your review, we have repeated the Staff’s comments below in bold print and followed each comment with our response.

I.	Responses to Comment Letter dated November 6, 2012

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27

1.	We note that your discussions of international net sales for all periods presented make reference to fluctuations on a constant currency basis. While we understand that the presentation of international sales on a constant currency basis may be helpful to investors, these measures are considered non-GAAP measures under Item 10(e) of Regulation S-K. Please consider supplementing your discussion by presenting the historical amounts along with the amounts in constant currency and describing your basis of presentation and process for calculating the constant currency amounts. Please show us supplementally how you will revise your future filings accordingly. Please refer to Question 104.06 of our Compliance Disclosure and Interpretations for Non-GAAP Measures which can be found on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, where the Company provides references to fluctuations on a constant currency, we will present the historical amounts along with the amounts in constant currency and describe our basis of presentation and process for calculating the constant currency amounts. The following is an example of our revised disclosures using the example the Staff referenced above:

International Net sales for the year ended December 31, 2011 increased to $413.2 million from $333.4 million for the same period in 2010, an increase of $79.8 million, or 23.9%. On a constant currency basis[1], our International sales increased approximately 15.7%.

[1]	The references to “constant currency basis” in the Management Discussion & Analysis do not include operational impacts that could result from fluctuations in foreign currency rates. Certain financial results are adjusted based on a simple mathematical model that translates current period results in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local country currency. This information is provided so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby facilitating period-to-period comparisons of business performance. Refer to ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk, “Foreign Currency Exposures” on page 41 for additional information.

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2.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of North American gross profit, you indicate that improvements in gross profit were primarily driven by “improved efficiencies in manufacturing and distribution, favorable mix and fixed cost leverage related to higher volumes”. You also indicate that these factors were partially offset by “higher commodity costs and floor model discounts related to new product launches”. Using your MD&A for 2011 compared to 2010 as an example, please show us how will revise your future filings to provide greater quantification of each of the factors that contributed to your material fluctuations. For example, we expect that you may be able to specifically quantify the extent to which your sales volume in a particular region improved. We also expect that you may be able to better quantify changes in commodity costs and floor model discounts in your reportable segments during a particular period. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, where the Company provides multiple factors that contribute to material fluctuations, we will quantify the impact of each factor where appropriate. The following is an example of our revised disclosures using the example the Staff referenced above:

North American gross profit for the year ended December 31, 2011 increased to $499.8 million from $358.3 million for the same period in 2010, an increase of $141.5 million, or 39.5%. The gross profit margin in our North American segment was 49.7% and 46.4% for the year ended December 31, 2011 and 2010, respectively. Our gross profit margin was most significantly impacted by a 3.9% increase driven by favorable product mix and a 2.1% increase due to improved efficiencies in manufacturing and distribution, and fixed cost leverage related to higher volumes. These increases were partially offset by a 1.7% decrease related to higher commodity costs and 1.0% decrease associated with floor model discounts related to new product launches.

3.	As a related matter, we noted that in your third quarter 2012 earnings call on October 23, 2012, that there was a focus on sales growth and advertising costs for specific product models, particularly for new product launches and the exiting of other product models. Please tell us how you considered enhancing your segment MD&A in future filings to provide more transparency into the products launched and exited each period and describing the impact that those product changes had on your operating results.

Response: As indicated in our third quarter 2012 earnings call on October 23, 2012, the initiatives disclosed in our Form 8-K filing on July 30, 2012 were not implemented until late in the third quarter of 2012. We did not begin shipments of our new product introductions until September 2012. Also, the discontinued products included in the July 30, 2012 Form 8-K filing were still available as of September 30, 2012 as the closeout was not complete. Therefore, these initiatives, including the new product introductions and discontinued products, did not have a significant impact on our North American segment’s operating results for the three or nine months ended September 30, 2012. The Company included forward looking disclosures with respect to the product introductions in the “Factors That May Affect Future Performance” under the “Significant Growth Opportunities” sub-heading in our Form 10-Q for the period ended September 30, 2012.

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The Company continually evaluates our disclosures regarding new product launches and the exiting of other product models in our quarterly and annual reports. For example, during 2009 and 2010, we introduced the TEMPUR-Cloud collection. This product launch contributed to our increase in net sales for our North American segment’s operating results, which the Company disclosed in our related quarterly and annual reports. The TEMPUR-Cloud collection was introduced in our International segment during 2011, which also contributed to our increased operating results for our International segment, and was also disclosed in our Form 10-K for the year ended December 31, 2011.

We will continue to consider whether the impact of new product launches and the exiting of other product models would provide meaningful insight to investors and make appropriate disclosure, including information by segment, in future filings.

4.	In the last paragraph on page 29, you indicate that each segment’s gross profit margin is impacted by a royalty paid by the North American segment to the International segment. Please show us how you will revise your future filings to quantify how this royalty payment impacted each segment’s revenues, cost of sales, gross profit and/or gross margin in each period presented.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, we will include disclosure to quantify how our royalty paid by the North American segment to the International segment impacted costs of sales and gross profit in each period presented. The following is an example of our revised disclosures using the example the Staff referenced above:

Additionally, our gross profit margin includes a royalty paid by the North American segment to our International segment based on production volume, which has the effect of lowering the North American segment’s reported gross profit margin, and increasing the International segment’s reported gross profit margin as the North American segment’s net sales increase. For the years ended December 31, 2011 and 2010, royalties paid by our North American segment to our International segment were $12.3 million and $9.8 million, respectively, which decreased the North American segment’s gross profit margin percentage 1.3% for the years ended December 31, 2011 and 2010. Royalties received by the International segment increased their respective gross profit percentage 3.0% and 2.9% for the years ended December 31, 2011 and 2010, respectively.

5.	Please show us how you will revise your future filings to explain in greater detail how your gross profit margin is impacted by the geographic mix between segments.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, we will include disclosure to explain in greater detail how our gross profit margin is impacted by the geographic mix between segments. The following is an example of our revised disclosures using the example the Staff referenced above:

Our gross profit margin is impacted by, among other factors, geographic mix between segments. Historically, our North American gross profit margin is substantially lower than our International segment, due in part to the royalty paid by the North American segment as described below. For the year ended December 31, 2011, our North American net sales increased 30.1% as compared to the same period in 2010, whereas our International net sales increased 23.9%. These changes in geographic mix from 2010 to 2011 resulted in a 0.1% decrease in our gross profit margin for the year ended December 31, 2011.

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Consolidated Financial Statements, page F-1

Note 15 – Business Segment Information, page F-29

6.	Please show us how you will revise your future filings to disclose what the line item “inter-segment eliminations” represents and disclose why the sum of your North American and International segment assets before eliminations exceeds total assets on a consolidated basis. Please refer to ASC 280-10-50-29(c), ASC 280-10-50-30(c) and ASC 280-10-50-31.

Response: Both our North American and International segments have investment in subsidiaries included in their total respective segment assets, which represents substantially all of the inter-segment eliminations in our segment footnote for our summary of total assets by segment. In particular, our North American segment includes investment in subsidiaries of our International subsidiaries. In future filings, beginning with our December 31, 2012 Form 10-K, we will expand our description of our segments in our “Business Segment Information” as follows:

The Company’s North American and International segment assets include investments in subsidiaries which are appropriately eliminated in the Company’s consolidated financial statements. The effect of the elimination of the investments in subsidiaries is included in the inter-segment eliminations as shown below.

7.	We note your discussion on page 29 of royalties paid by your North American segment to your International segment. Please show us how you will revise your future filings to address the following:

•	Provide the disclosures required by ASC 280-10-50-29(a) and (b) as well as ASC 280-10-50-30(b) regarding all inter-segment transactions, including the royalty transactions;

•	Indicate, if true, that the inter-segment sales for the International segment shown on page F-30 include the royalty payments from the North American segment;

•	Describe the extent to which the gross profit for each segment is positively or negatively impacted in each period as a result of the inter-segment royalties and other transactions; and

•	Explain the nature and effect of any asymmetrical allocations to segments, as described in ASC 280-10-50-29(e).

Response: We will include the table addition below to our segment footnote disclosures in future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, to include royalties by segment. Our inter-segment sales for the International segment shown on page F-30 of our December 31, 2011 Annual Report on Form 10-K do not include royalties from our North American segment.

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The following table summarizes royalties by segment:

	Year Ended December 31,
	2011	2010	2009
Intercompany royalties:
North America	$12,331	$9,821	$6,913
International	(12,331)	(9,821)	(6,913)

	$—	$—	$—

In addition, we will include the following sentence in our segment footnote to describe the impact of the inter-segment royalties on gross profit:

The Company’s cost of sales and gross profit margin include royalties paid by the North American segment to our International segment based on production volume, which has the effect of increasing costs of sales and lowering the North American segment’s reported gross profit margin, and decreasing the costs of sales and increasing the International segment’s reported gross profit margin as the North American segment’s net sales increase.

We allocate substantially all of our corporate overhead costs to the North American segment. We have no other material asymmetrical allocations to segments as described in ASC 280-10-50-29(e).

Form 10-Q for the Period Ended September 30, 2012

General

8.	Please address the above comments in your interim filings as well, as applicable.

Response: In future interim filings, we will include all applicable disclosures pursuant to each of our responses provided above.

Item 1. Financial Statements, page 4

Note 11 – Income Taxes, page 21

9.	On page 32 of your June 30, 2012 Form 10-Q filed on July 30, 2012, you indicated that your current plans did not demonstrate a need to repatriate cash held by your foreign subsidiaries. However, you disclose on page 21 that you recognized $42 million of income tax provisions for the repatriation of foreign earnings during the third quarter of 2012 which appears to be related to the proposed Sealy acquisition. Please address the following:

•	Describe when you first began considering a strategic acquisition of Sealy or any other company for which you would require repatriation of undistributed foreign earnings to fund the transaction; and

•

Tell us how you believe that you complied with ASC 740-30-25-17 as of December 31, 2011 and each 2012 interim period to date. In particular, please describe the specific plans you had as of each of these dates for the reinvestment of the undistributed foreign earnings.

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Response:

Historic Assertion

In accordance with ASC 740-30-25, it is presumed that the difference between the book basis of the Company’s foreign subsidiaries and the tax basis of such subsidiaries generally constitutes a book/tax timing difference requiring a deferred tax liability be recorded. The presumption that all undistributed earnings will be transferred to the U.S. may be overcome, and no income taxes accrued, if sufficient evidence shows that the foreign operations have invested or will invest the undistributed earnings outside the U.S. indefinitely and that there is not a need or a requirement for the foreign earnings to be distributed to the U.S. Under this premise, the Company had appropriately not provided for deferred taxes on unremitted non-U.S. earnings for any period prior to September 30, 2012.

The Company fully complied with ASC 740-30-25-17 regarding appropriate support and rationale for the permanent re-investment of earnings of the Company’s non-U.S. operations. Prior to July 1, 2012 and the change in strategic direction which occurred in the third quarter of 2012, it was the Company’s intent to continue to reinvest the earnings of each of its non-U.S. operations in each respective subsidiary’s jurisdiction or other non-U.S. location. ASC 740-30-25 employs a “bottom’s up” approach, which the Company utilized in its evaluation of its permanent reinvestment assertion.

In forming the Company’s ASC 740-30-25 conclusions prior to July 1, 2012, the Company evaluated its cash needs in the U.S. as well as the specific uses of non-U.S. earnings and cash over the planning horizon. The following items were considered in the Company’s evaluation prior to July 1, 2012:

•	*

•	*

•	*

•	*

•	*

•	*

This cumulative level of capital investment more than covers the amount of indefinite reinvestment within the Company’s non-U.S. cash reserves and accumulated earnings.

While the Company will continue many of the investment plans noted above after the completion of the proposed acquisition of Sealy Corporation (referred to as the “Sealy Transaction”), upon the consummation of the Sealy Transaction the Company will assume approximately $1.3 billion of additional debt and therefore certain non-U.S. earnings will be required for debt service requirements in the intermediate term.

The Company continuously evaluates acquisition candidates. Prior to the third quarter 2012 and the consideration of the Sealy acquisition, these acquisitions were former third party distributors. Examples include the Company’s acquisition of its distributor in Canada in 2010, South Korea in 2011, and Brazil and Poland during 2012. These acquisitions were completed and funded by certain of the Company’s foreign subsidiaries utilizing its non-U.S. cash holdings, consistent with the Company’s documented plan of reinvestment of undistributed non-U.S. earnings as discussed above. Other than Sealy, the Company has not considered any strategic acquisition (beyond a very preliminary stage) that would have required the repatriation of undistributed foreign earnings to fund the transaction.

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Change in Assertion

The income tax effects of changing the Company’s indefinite reinvestment assertion for its non-U.S. operations was recorded in the quarter ended September 30, 2012 as this represents the period in which the change in assertion occurred. The change in the Company’s assertion regarding the indefinite reinvestment of non-U.S. earnings is attributable to a change in the Company’s strategic objectives that could require the repatriation of foreign earnings, consistent with the disclosure on page 21 of the Company’s September 30, 2012 Form 10-Q. The proposed Sealy Transaction represents an output of the change in strategic objective. Accordingly, recognition of deferred tax liabilities associated with the temporary basis difference in the Company’s foreign subsidiaries was recognized in the third quarter of 2012.

Unlike prior periods, the Company’s results for the six month period ended June 30, 2012 were adversely impacted by intense competition in the specialty mattress sector. During this condensed time period, the industry experienced multiple product launches by competing brands. The proliferation of specialty mattress products, including those in the premium price category, caused reductions in the Company’s revenue growth rates and reduced market share. These and other factors were disclosed in the Company’s quarterly reports on Forms 10-Q, press releases and analyst presentations. The confluence of events, coupled with on-going adverse macroeconomic conditions, lead to a normal re-evaluation of the Company’s business and operations. As a result of the ongoing evolution of the bedding industry and consumer preferences, and as a means to enhance stockholder value, the Company sought to explore a business combination with a mattress company of significant size, scale, and diverse product portfolio. The formulation of this change in strategic direction occurred in the third quarter of 2012, resulting in the change in the Company’s assertion regarding the use of non-U.S. earnings. The output of the strategic re-assessment is the Company’s proposed Sealy Transaction.

Sealy management had approached the Company about a potential combination as early as February 2012. At that time, the Company’s management did not see a basis on which to proceed or continue discussions regarding a potential business combination. There were no interactions between Sealy and the Company from first week of March until July 2012. On July 23, 2012, the Company’s Chief Executive Officer contacted Sealy and expressed an interest (later confirmed in writing) in the Company acquiring Sealy. On August 1, 2012, the Company’s CEO met with Sealy’s CEO in connection with the annual industry trade show in Las Vegas. They discussed their respective businesses, the industry and the potential benefits that could be realized from the combination of the two companies. No terms of a potential deal were discussed. On August 21, 2012, the Company’s CEO, after consultation with the Company’s Board of Directors, sent a revised non-binding indication of interest to Sealy’s CEO stating that the Company was willing to offer a price of $2.20 per share. It was also in late August 2012 that the Company’s management presented to the Board of Directors its preliminary plan for acquisition funding, which included the use of cash reserves held by certain of the Company’s non-U.S. subsidiaries. On September 26, 2012, after approval from the Company’s Board of Directors, the merger agreement and related agreements with Sealy were executed.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 27

Three Months Ended September 30, 2012 Compared With Three Months Ended September 30, 2011, page 28

10.

Please show us how you will revise your future filings to explain the extent to which you expect to continue offering increased promotional discounts in order to address increased competition and aggressive marketing by your competitors in the U.S. and how this is expected to impact your

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operating results in future periods. Please also show us how you will revise your future filings to more fully explain what is meant by your statement on page 28 that you have “undertaken several initiatives to stabilize North America”. The only item you appear to mention specifically is related to product innovation and it is unclear how this represents a new initiative for your business.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, we will expand our current disclosure on our expectations to continue offering increased promotional discounts in order to address increased competition and aggressive marketing by our competitors in the U.S., as well as the impact on our operating results for future periods. We will also provide additional explanations on our initiatives implemented during the third quarter ended September 30, 2012 to stabilize North American sales. The following is an example of our revised disclosures using the examples the Staff referenced above:

We expect our current competitive environment to continue into the foreseeable future. During the third quarter of 2012, we undertook several initiatives to stabilize North American sales. These initiatives include the following:

•	six new product introductions, including five new mattresses and a new adjustable foundation;

•	wholesale mattress price reductions on certain U.S. models to improve the margins of our U.S. retail customers;

•	extension of our warranty of all U.S. mattress models to 25 years to improve the competitiveness of our products in the marketplace; and

•	various other initiatives to realign dealer incentives.

Certain of the above initiatives were implemented in August 2012; however, the majority were not launched until the end of our third quarter 2012. Thus, the above initiatives did not have a material impact on results of operations for the third quarter of 2012. However, we expect our gross profit margin to continue to be adversely impacted as we continue with the above initiatives.

Item IA. Risk Factors, page 41

11.	On page 10 of your December 31, 2011 Form 10-K, you disclosed that the total tax assessment from the Danish Tax Authority was $103.1 million and that an adverse decision could reduce or impair your liquidity and profitability. We also note from those disclosures that the U.S. and Danish authorities met several times since 2011, most recently in September 2012, to discuss the Company’s Bilateral APA. We note that you now disclose that the total tax assessment is $144.3 million as of September 30, 2012. Please address the following:

•	Describe any additional information and/or status updates you received regarding this matter since the fourth quarter 2011 meeting between the U.S. and Danish authorities;

•	Explain in detail why the amount of the assessment increased by $41.2 million from December 31, 2011 to September 30, 2012;

•	Explain why you are unable to make an estimate regarding any reasonably possible changes to the amount of unrecognized tax benefits; and

•	Tell us if you still believe that an adverse decision could reduce or impair your liquidity and profitability. If so, please revise your future filing disclosures accordingly.

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Response: The Company received an income tax assessment from the Danish Tax Authority during the fourth quarter of 2007 with respect to the 2001, 2002 and 2003 tax years, an assessment with respect to the 2004 tax year during the third quarter of 2010, and an assessment with respect to the 2005 tax year during the second quarter of 2011. During the second quarter of 2012, the Company received an income tax assessment with respect to the 2006 tax year of approximately $28.5 million. The increase in the total tax assessment of $103.1 million as of December 31, 2011 to $144.3 million as of September 30, 2012 is due to the 2006 tax year assessment received in the second quarter of 2012, as well as interest and penalties on the total tax assessments for all years. Since December 31, 2011, the U.S. and Danish authorities met in February and September 2012; however, there were no significant changes in the parties’ respective positions over the course of the year.

The Company evaluates all of our uncertain tax positions on a quarterly basis under the recognition and measurement guidance as set forth in ASC 740 (formerly FIN 48). Our balance of accrued unrecognized tax benefits at December 31, 2011 and September 30, 2012 include amounts attributable to the Danish Tax Audit referred by the Staff above. However, as disclosed in the Risk Factor referred to above, the Company may seek an administrative proceeding before the Danish National Tax Tribunal and/or the Danish court system. The Company believes it is prudent to provide disclosure that it is reasonably possible the amount of unrecognized tax benefits could change in the next twelve months pursuant to this administrative proceeding. An estimate of the amount of such change cannot be made at this time due to the uncertainties surrounding the continuing discussions between the U.S. and Danish tax authorities and the possibility of legal proceedings as described above.

Given the amount of the assessment, an adverse decision could reduce or impair our liquidity and profitability. Consistent with the enhanced disclosure we added to the “Risk Factors” section of our Form 10-Q for the quarter ended September 30, 2012, in future filings, beginning with our December 31, 2012 Form 10-K, we will further expand our risk factor disclosure as follows:

If the Company is not successful in defending our position to SKAT, the Tribunal or in the Danish courts that the Company owes no additional taxes, the Company could be required to pay significant amounts to SKAT, which could impair or reduce our liquidity and profitability.

Definitive Proxy Statement on Schedule 14A

2011 Annual Incentive Performance Achievement, page 24

12.	In the first and third paragraphs of your disclosure on page 25, you state that the compensation committee may exercise its discretion to include or exclude extraordinary items among other things, in calculating the Corporate Net Sales/EPS and divisional goal component payouts. In future filings disclose whether, and how, the compensation committee exercised its discretion in determining the 2011 Results, identifying also the specific items being included or excluded in the calculations. Please address this comment also with respect to compensation committee’s ability to exercise negative discretion in assessing CEO’s performance. Refer to Items 402(b)(2)(vi) and (viii) of Regulation S-K.

Response: We note that on page 26 in the second paragraph after the table, the Company disclosed that the bonus award relating to divisional performance against the International net sales/EBIT matrix reflects an adjustment by the Compensation Committee to recognize the benefit of a decision to increase international advertising investments and that the award relating to divisional performance against the Operations cost management/gross margin matrix reflects an adjustment by the Compensation Committee to recognize the organizational recovery efforts required to respond to increased demand in Tempur productivity issues associated with an informational technology upgrade.

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In future filings, beginning with our 2013 Definitive Proxy Statement on Schedule 14A, the Company will more specifically disclose whether, and how, the Compensation Committee exercises its discretion in determining results including identifying also the specific items being included or excluded in the calculations. The Company will also address this comment with respect to the Compensation Committee’s ability to exercise negative discretion in assessing the CEO’s performance.

Achievement of Individuals Goals for 2011, page 26

13.	Your tabular disclosure identifies a threshold performance level for each financial objective relating to the 2011 Performance Goals. In future filings please disclose the purpose of the threshold performance level and describe the relationship between it and the target level.

Response: In future filings, beginning with our 2013 Definitive Proxy Statement on Schedule 14A, the Company will provide more specific disclosure regarding the purpose of the threshold performance level and describing the relationship between it and the target level.

14.	Please disclose in future filings the compensation committee’s determination as to whether the individual goals for 2011 were achieved, and what the actual level of achievement for each NEO was.

Response: In future filings, beginning with our 2013 Definitive Proxy Statement on Schedule 14A, the Company will more specifically disclose the Compensation Committee’s determination as to whether individual NEO goals were achieved and the actual level of achievement for each NEO. We note that, as noted in the third paragraph on page 25, Mr. Sarvary, the Company’s Chief Executive Officer, did not have an Individual Goals component in his annual incentive award.

In connection with the above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 455-1221 with any questions you may have.

Sincerely,

/s/ Dale E. Williams

Dale E. Williams

Executive Vice President and Chief Financial Officer